Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Phillips Entertainment Group Inc.
1480 Colorado Blvd
Los Angeles, CA 90041
www.soapsoxkids.com

Up to $106,996.50 in Common Units at $7.75
Minimum Target Amount: $9,997.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Phillips Entertainment Group Inc.
Address: 1480 Colorado Blvd, Los Angeles, CA 90041
State of Incorporation: CA
Date Incorporated: April 10, 2019

Terms:

Equity

Offering Minimum: $9,997.50 | 1,290 shares of Common Units
Offering Maximum: $106,996.50 | 13,806 shares of Common Units
Type of Security Offered: Common Units
Purchase Price of Security Offered: $7.75
Minimum Investment Amount (per investor): $240.25

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Perks* and Investment Bonuses

Early Bird

First 7 days - 10% bonus shares

Next 14 days - 5% bonus shares

Volume

$500+ (VIP Owners - 10% lifetime discount on purchases online + 2 SoapSox)

$1,000+ (Above + 20% lifetime discount on purchases online + SoapSox Exclusive Owner Gift set + 5% bonus shares)

$3,000+ (Above + 25% lifetime discount on purchases online + new product releases annually + 5%

$5,000+ (All of the above + 30% lifetime discount on purchases online + 3 person gifting program + 10% bonus shares)

$20,000+ (Above + 20% bonus shares + design and naming of new character)

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Phillips Entertainment Group Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 10 shares of common stock at $7.75 / share, you will receive 11 Common Stock shares, meaning you'll own 11 shares for $77.50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Company and its Business

Company Overview

We are the creators of SoapSox® the next generation of washcloths for kids. A patented collection of adorable "mouth fed" characters that make bathing fun for kids, and easier for parents.

Launched in 2013, SoapSox unit sales went from $52k to $1.2M in 4 years. SoapSox is now poised to enjoy additional growth over the next several years.

Anticipated growth is due to recent partnerships Ginsey Home Solutions, The Honest Company, Walmart, and Amazon, among others. Our corporate partnership with Ginsey provides us with distribution utiliziing a proven supply chain to service our mass retail partners seemlessly. The partnership also provides access/ability to

introduce new lines of premier licensed products such as Paw Patrol and Sesame Street.

Ginsey Home Solutions has the exclusive right to distribute SoapSox products in the US. Ginsey Home Solutions will handle business operations related to sale of the products exclusively. Ginsey holds the licenses to all of those properties and more. As a result of our partnership with Ginsey, we have access to create those licensed properties.

Issued design and utility patents in the US, Canada and EU, for the "mouth fed" feature, along with a growing customer base provides a unique opportunity for substantial brand growth.

Competitors and Industry

Due to SoapSox' innovation and proprietary technology. No products on the market offer the benefits of SoapSox functionality. Other brands in the market have significant retail distribution and brand awareness. Such as Munchkin, Rich Frog, and Skip Hop, offering bath mitts for children. However these competitors do not offer innovative products, a compeling brand story, and a way to engage in a meaningful way with consumers.

Current Stage and Roadmap

We are in the growth phase of our business. We have expanded our retail domestic distribution to include BuyBuy Baby, Nordstrom, QVC, and Walmart among others. We have also recently partnered with Honest Co., and have further increased our international distribution to Canada, UK, and others. Our focus now is to drive sales through robust marketing and product expansion.

The Team

Officers and Directors

Name: Earnest Ray Phillips

Earnest Ray Phillips's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer and Director
  Dates of Service: April 10, 2013 - Present
  Responsibilities: Direct and manage day to day operations of the company

Name: Alvin Uy

Alvin Uy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Creative Director and Vice President
  Dates of Service: August 05, 2013 - Present
  Responsibilities: Manage and oversee the development of new products

Other business experience in the past three years:

- **Employer:** Insight Creative Group
  Title: CEO
  Dates of Service: February 10, 2008 - Present
  Responsibilities: Product development and design

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance despite the Company's established retail relationships, that retailers will continue to purchase product offerings, or that retailers will not opt for competitors products, which will impact the Company's ability to meet projections.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed

companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess. We attempt to utilize common metric for valuation such as annual revenue, and company assets such as patents.

The transferability of the Securities you are buying is limited
Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for two years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing corporation in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of

Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying common stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that despite our current market acceptance our new products may fail to gain similar distribution for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have

much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns 6 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Commitments and Contingencies

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. The Company has rented office space in Los Angeles, CA since 2015 with options to extend the lease for periods of one to three years. Rent from the period May. 1, 2017 through May 1, 2018 was $1,650. At the end of the Current Lease, the Company can extend the lease for another year at a monthly rate of $1,691.25 and has the option to extend for additional years at a 2.5% increase annually. The minimum lease pay1nents remaining under the lease as of December 31 sr, 2018 are $8,250. $20,295 for 2019 and $20,802.37 for 2020, respectively. In 2018 the Company entered into an Operations and Distribution agreement with Ginsey Industries Inc. The two year agreement initiated on April 9th, 2018 designates Ginsey to handle business operations as it pertains to production financing, importing goods, warehousing, distribution, fulfillment, and sales data analytics. The agreement also provides the Company access to licenses held by Ginsey which include Disney, Paw Patrol, Sesame Street. As a term of the agreement net profits are split 60% to 40% after CO Gs (production, freight, royalties, and retail allowances). The company

receives 60% of net, or 21 % of gross revenue from product sales. The Company will re-stablish direct licensing at the conclusion of the agreement, if said agreement is not renewed. The Company engaged in a Co-Branding Agreement with The Honest Company whereas "Honest" shall purchase the Company's products to be combined with Honest products and be sold and distributed by Honest as Gift Sets. Licensing The Company entered into a licensing agreement with Disney Consumer Products. The license agreement required minimum guarantee which is currently $78,249, and minimum royalty obligations based on the net selling price of the licensed products. Company partnered with Ginsey Industries and rolled its licensing agreement under its new partner.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Exclusive Distribution

Ginsey Industries Inc. holds exclusive distribution rights for the United States. There can be no assurance despite the Company's current agreement and retail relationships, that Ginsey will renew the agreement to distribute product offerings, which will impact the Company's ability to distribute goods.

Ginsey Industries Inc.

Ginsey Industries Inc. holds exclusive distribution rights for the United States. There can be no assurance despite the Company's current agreement and retail relationships, that Ginsey will renew the agreement to distribute product offerings, which will impact the Company's ability to distribute goods.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Earnest Ray Phillips	525,714	Common Units	65.7

The Company's Securities

The Company has authorized Common Units, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 13,806 of Common Units.

Common Units

The amount of security authorized is 1,000,000 with a total of 800,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Units.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $437,000.00
Maturity Date: December 30, 2020
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $0.00
Conversion Trigger: A round of financing over $400,000

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of shares of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in

this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares, SAFE notes or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $30,000.00
  Use of proceeds: Inventory
  Date: April 10, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $50,000.00

Use of proceeds: Inventory
Date: February 01, 2016
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $60,000.00
  Use of proceeds: Inventory
  Date: February 08, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $60,000.00
  Use of proceeds: Inventory
  Date: June 21, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $42,000.00
  Use of proceeds: Inventory
  Date: January 29, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $15,000.00
  Use of proceeds: Operations
  Date: May 20, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $30,000.00
  Use of proceeds: Inventory
  Date: September 10, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $75,000.00
  Use of proceeds: Operations
  Date: April 10, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $75,000.00
  Use of proceeds: Inventory
  Date: April 04, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Due to positive sales growth in 2016, our primary factory was unable to produce enough goods to meet our increase in demand. As a result we worked to expand our manufacturing capabilities in 2017 by bringing on an additional manufacturing partner. The new manufacturing partner referred to us by a U.S. sourcing agent, allowed us to inspect the facilities, working conditions, etc. Following the review we placed an order of 60,000 units.

Upon receipt of the shipment we found that none of the product shipped met our manufacturing and quality standards, followed any specifications, or was in a sellable condition. After additional investigation we became aware that the factory which was slated to produce our order was switched to a factory with cheaper labor.

As a result of the poor quality of the goods, and negative impact the product was having on our customers. We decided to discontinue shipping our retail partners. We contacted all of our retail partners and explained the circumstances. Most were understanding of the situation and understood our goal to create quality products that facilitate long term partnerships and success.

The impact of the 2017 manufacturing debacle, along with the inability of our primary factory to manufacture and ship goods in time. Caused our sales to plummet from a projected $1.8M to $400k. Our only recourse was to not pay the balance for the inventory and work to shore up our losses and retail partnerships.

As a result of our correct responses to the challenges in 2017 we were able to re-engage with our retailers in 2018. We also streamlined our operations, and put QA protocols in place. In 2018 our sales saw an increase due to the re-establishment of existing partnerships, and new partnerships with Walmart, and Amazon being among the newest.

Historical results and cash flows:

All indicators show that the company has positive prospects of increased cash flow. This is due to the company's products unique competitive advantage. The company has secured both utility and design patents on the product which boasts features and functionality not provided by competitors.

The company also continues to gain more market share in part by the continued partnerships with BuyBuy Baby, Target, and QVC among others. The company has also worked to establish domestic partnerships with Walmart, H.E.B., and Amazon. New partnerships include Honest Company, as well as Ginsey Home Solutions which provide access to retail partners not already in the company's distribution channels. The company has also secured new international distributors in various emerging markets.

Driving sales to these new retail channels is the partnership acquired with the marketing firm Quantasy. Quantasy is an expert in CPG marketing, and boasts a successful track record of working with premier brands and providing compelling results.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has a revolving line of credit with Chase, for a total amount available of $20,000. This line of credit currently has an outstanding balance of $10,954

The company currently has a revolving line of credit with American Express, for a total amount available of 15,000. This line of credit currently has an outstanding balance of $7,540.

Company currently has $6,400 in cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign expand our resources, and ability to pursue new opportunities. We have receivables, and access to other funds and capital resources available. However, the resources secured through this raise provide a large pool of funding to expedite our growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not necessary to the viability of the company. Of the

total funds our company has now 83% will be made up of funds raised from the crowd funding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will be able to operate the company indefinitely based on revenue generated from product sales and additional funding sources. The funds raised from this campaign provide the resources to expand our marketing campaign. The minimum amount raised will be utilized for marketing purposes.

How long will you be able to operate the company if you raise your maximum funding goal?

We will be able to operate the company indefinitely based on revenue generated from product sales. The funds raised from this campaign provide the resources to expand our marketing campaign, and engage in additional product development. The maximum amount raised will be utilized for these purposes.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

Following the successful raising of $107,000 we will engage in an additional capital raise on StartEngine in an effort to secure $830,000 in investment.

Indebtedness

- **Creditor:** Carolyn S.
  Amount Owed: $50,000.00
  Interest Rate: 8.0%
  Maturity Date: September 04, 2020

- **Creditor:** David S.
  Amount Owed: $82,500.00
  Interest Rate: 6.0%
  Maturity Date: February 01, 2021

- **Creditor:** Michael B.
  Amount Owed: $45,877.20
  Interest Rate: 8.0%
  Maturity Date: September 01, 2020

- **Creditor:** Brian C.
  Amount Owed: $63,280.00
  Interest Rate: 8.0%
  Maturity Date: August 25, 2021

- **Creditor:** Stephener W.
  Amount Owed: $20,000.00
  Interest Rate: 8.0%
  Maturity Date: October 01, 2020

- **Creditor:** Ginsey
  Amount Owed: $35,766.00
  Interest Rate: 0.0%
  Maturity Date: November 10, 2019

- **Creditor:** Rutan
  Amount Owed: $48,020.21
  Interest Rate: 0.0%
  Maturity Date: September 10, 2020

- **Creditor:** John F
  Amount Owed: $7,029.92
  Interest Rate: 0.0%
  Maturity Date: November 18, 2019

- **Creditor:** Innomark
  Amount Owed: $47,876.21
  Interest Rate: 0.0%
  Maturity Date: February 17, 2021
  24 months interest free

- **Creditor:** 4 Corners
  Amount Owed: $14,800.71
  Interest Rate: 0.0%
  Maturity Date: November 10, 2019

- **Creditor:** DCP
  Amount Owed: $73,417.00
  Interest Rate: 0.0%
  Maturity Date: April 26, 2020

- **Creditor:** Interest
  Amount Owed: $87,479.00
  Interest Rate: 8.0%
  Maturity Date: November 10, 2020

- **Creditor:** Credit Card
  Amount Owed: $18,534.00
  Interest Rate: 25.0%
  Maturity Date: June 06, 2021
  revolving line of credit

- **Creditor:** Stephanie T.
  Amount Owed: $95,600.00
  Interest Rate: 12.0%
  Maturity Date: November 07, 2020

Related Party Transactions

- **Name of Entity:** Alvin Uy
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: The company received a capital investment from Alvin. The interest rate is 8%.
  Material Terms: $205,000 invested, at 8%, which matures in 09/2020.

Valuation

Pre-Money Valuation: $6,200,000.00

Valuation Details:

Company valuation was determined utilizing industry standard calculations by multiplying our 2018 revenue of $750k by 6 years. We then calculated the value of company assets of which include design and utility patents held in the US, Canada, and EU. We also included the value of our partnerships with Walmart through 2020, Honest Company, and expanding distribution with other major retailers, and international partners.

Based on last years performance of $750k and this years anticipated perfomance of $1.2M. We averaged the revenue which resulted in $5.85M valuation. Adding an additional $400k for issued design and utility patents in the US, Canada, and EU. We settled on a $6.2M valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.50 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Inventory*

28.0%

We will seek to increase inventory, and offer products that could include Paw Patrol, Sesame street characters, and others. Expanding our product offerings to current retail partners.

- *Marketing*
48.0%
We have reduced our customer acquisition costs and fine tuned our marketing strategy. We will expand our marketing efforts on social media and youtube to increase brand awareness and maximize returns.

- *Research & Development*
8.0%
Engage in additional product development to expand on product offerings to include more Paw Patrol characters, Sesame Street, and Peppa Pig.

- *Working Capital*
10.0%
Working capital will be held to defend our patents in cases of infringement. As well as expand our distribution into new markets.

If we raise the over allotment amount of $106,996.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
6.0%

- *Operations*
10.0%
These funds will be used to expand patent filings into new international territories.

- *Inventory*
47.0%
We will seek to increase inventory, and offer products that could include Paw Patrol, Sesame street characters, and others. We would utilize funds to increase inventory.

- *Research & Development*
8.0%
We would utilize these funds to develop additional products. As well as expand already successful lines.

- *Marketing*
21.0%
We have reduced our customer acquisition costs which and fine tuned our marketing strategy. We will expand our marketing efforts in conjunction with The Honest Company to drive brand awareness and sales.

- *Working Capital*
  8.0%
  Working capital will be held to defend our patents in cases of infringement. As well as expand our distribution into new markets.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.soapsoxkids.com (https://soapsoxkids.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/soapsox

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Phillips Entertainment Group Inc.

[See attached]

I, Ray Phillips, the CEO and Founder of Phillips Entertainment Group LLC, hereby certify that the financial statements of Phillips Entertainment Group LLC and notes thereto for the periods ending December 31, 2018 and December 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $759,911; taxable income of $-248 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 09/06/2019 (Date of Execution).

_____ (Signature)

__Chief Executive Officer__ (Title)

_____09/06/2019_____ (Date)

PHILLIP ENTERTAINMENT GROUP LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2018 and 2017

Phillips Entertainment Group LLC
Index to Financial Statements
(unaudited)

PHILLIPS ENTERTAINMENT GROUP LLC
BALANCE SHEETS
DECEMBER 31, 2018 AND 2017
(unaudited)

	December 31, 2018	December 31, 2017
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 44,312	$ 6,107
Accounts Receivable	170,040	37,740
Inventory	251,591	150,734
Prepaid Assets	-	502,735
Loan to Stockholder	285,801	232,196
Other Current Assets	7,307	-
Total Current Assets	759,052	929,512
Non Current Assets		
Fixed Assets, net	5,619	11,306
Patent, net	94,613	-
Total Non Current Assets	100,231	11,306
TOTAL ASSETS	$ 859,283	$ 940,818
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	293,014	108,946
Credit Cards	24,167	16,173
Accrued Liabilities	11,254	7,019
Other Current Liabilities	-	13,082
Notes Payable-Current	73,417	88,001
Total Current Liabilities	401,851	233,221
Long-Term Liabilities:		
Notes Payable	404,212	719,309
SAFEs Notes	290,000	120,000
Accrued Interest	87,479	-
Total Long-Term Liabilities	781,691	839,309
Total Liabilities	1,183,542	1,072,530
Members' Equity		
Equity	389,051	572,349
Paid In Capital	47,372	56,372
Retained Earnings	(760,433)	(654,124)

Net Income		(248)		(106,309)
Total Stockholders' Equity (Deficit)		(324,259)		(131,713)
TOTAL LIABILITIES & EQUITY	$	**859,283**	$	**940,818**

PHILLIPS ENTERTAINMENT GROUP LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

	December 31, 2018	December 31, 2017
Revenue	$ 759,911	$ 405,687
Cost of Goods Sold	405,933	125,151
Gross Margin	353,978	280,536
Expenses		
Advertising and Marketing	30,427	56,739
General and Administrative Expenses	267,981	322,096
Research and Development	390	4,843
Total Expense	298,797	383,678
Operating Income/(Loss)	55,181	(103,142)
Depreciation	-	(3,167)
Amortization	(47,306)	-
Non Operating Expenses		
Other Expenses	(8,122)	-
Other Income	-	-
Total Other Income (Expense)	(55,429)	(3,167)
Provision for Income Tax		-
Net income/(Loss)	$ (248)	$ (106,309)

PHILLIPS ENTERTAINMENT GROUP LLC
STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

	Members Equity		Additional Paid-in Capital	Accumulated Earnings	Total Members' Equity
	Units	Amount			
December 31, 2016	-	$ (98,280)	$ 56,372	$ (654,124)	$ (696,033)
Contribution	-	670,630	-	-	670,630
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(106,309)	(106,309)
Balance at December 31, 2017	-	572,349	56,372	(760,433)	(131,713)
Contribution	-	-	-	-	-
Distribution	-	(183,299)	(9,000)	-	(192,299)
Net Income (Loss)	-	-	-	(248)	(248)
December 31, 2018	$ -	$ 389,051	$ 47,372	$ (760,681)	$ (324,259)

7

PHILLIPS ENTERTAINMENT GROUP LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

	December 31, 2018	December 31, 2017
Cash flows from operating activities		
Net income/(Net Loss)	$ (248)	$ (106,309)
Depreciation	-	3,167
Amortization	47,306	-
Total Adjustments to reconcile Net Cash Provided By Operations:		
Accounts Receivable	(132,300)	160,007
Inventory	(100,857)	22,221
Prepaid Assets	502,735	(425,036)
Other Current Assets	(7,307)	-
Accounts Payable	184,068	97,336
Credit Cards	7,994	(4,205)
Accrued Liabilities	4,235	2,735
Other Current Liabilities	(13,082)	11,828
Net Cash Provided By Operating Activities:	**492,543**	**(238,255)**
Cash flows from Investing activities		
Fixed Assets	5,687	(3,427)
Intangible Assets	(141,919)	-
Loan to Shareholder	(53,605)	(232,196)
Net Cash Used in Activities	**(189,837)**	**(235,623)**
Cash flows from Financing activities		

8

Members Contribution/(Distribution)	(192,299)	670,630
Notes Payables	(242,202)	(320,983)
SAFEs Notes	170,000	120,000
Net Cash Provided By Financing Activities	**(264,501)**	**469,647**
Net (decrease) increase in cash and cash equivalents	38,205	(4,231)
Cash and cash equivalents at beginning of period	6,107	10,339
Cash and cash equivalents at end of period	$ **44,312**	$ **6,107**

NOTE 1 – NATURE OF OPERATIONS

Phillips Entertainment Group LLC was formed on October 6th, 2006 ("Inception") in the State of California. Phillips Entertainment Group Inc. was incorporated on April 10, 2019 in the State of California at the same time of Phillips Entertainment Group LLC's conversion to said stock company. The financial statements of Phillips Entertainment Group Inc. (D.b.a SoapSox) (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in Los Angeles, California.

Phillips Entertainment Group Inc., D.b.a. SoapSox designs, markets, sells, and distributes unique SoapSox branded bath toys and accessories in the United States and around the world. SoapSox® products are described as the next generation of washcloths for kids. A collection of adorable "mouth fed" characters that make bathing fun for kids, and easier for parents. The company has sold more than 400,000 SoapSox and generated more that $3.2 million in revenue since making its first sale in late 2013.

The company has 1 full time and 3 contracted employees. The Company sources its manufacturing of SoapSox from a supplier in China. The products come fully assembled and packaged for retail. In the U.S. they are warehoused and distributed by Ginsey Home Solutions a third party logistics company without being re-packed. The Company also ships products directly to international distributors directly from the factory in China.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sale of goods directly to the consumer, retailer, or distributor when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC) OR S-Corporation. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Notes Payable
The Company entered into a series of notes payable for aggregate proceeds of $1,182,879 The notes bear interest at 8% per annum at the exception of one note that bears a 12% interest rate. They all mature in 2020-2021. The proceeds were used to fund operations. As of December 31, 2018, and 2017, the loans had an outstanding balance of $477,629 and $807,310 respectively, with accrued interest in the amount of $87,479 as of December 31, 2018.

SAFEs notes
The company received money from investors in the form of SAFEs notes that will later be converted into Preferred Stock two years from the issuance date. As of December 31, 2018, and December 31, 2017, the outstanding principal amount of SAFE was $290,000 and $120,000 respectively. None of SAFEs were converted to Preferred Stock as of December 31, 2018 and December 31, 2017.

Inventory
In 2018 the Company entered into an inventory finance and distribution agreement with Ginsey Industries. The Company purchased $137,400.48 in inventory through Ginsey financed over one year with an interest rate of 0%. As of December 31, 2018, the company has a balance of $43,388.79.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company has rented office space in Los Angeles, CA since 2015 with options to extend the lease for periods of one to three years. Rent from the period May. 1, 2017 through May 1, 2018 was $1,650. At the end of the Current Lease, the Company can extend the lease for another year at a monthly rate of $1,691.25 and has the option to extend for additional years at a 2.5% increase annually.

The minimum lease payments remaining under the lease as of December 31st, 2018 are $8,250. $20,295 for 2019 and $20,802.37 for 2020, respectively.

In 2018 the Company entered into an Operations and Distribution agreement with Ginsey Industries Inc. The two year agreement initiated on April 9th, 2018 designates Ginsey to handle business operations as it pertains to production financing, importing goods, warehousing, distribution, fulfillment, and sales data analytics. The agreement also provides the Company access to licenses held by Ginsey which include Disney, Paw Patrol, Sesame Street. As a term of the agreement net profits are split 60% to 40% after COGs (production, freight, royalties, and retail allowances). The company receives 60% of net, or 21% of gross revenue from product sales. The Company will re-stablish direct licensing at the conclusion of the agreement, if said agreement is not renewed.

The Company engaged in a Co-Branding Agreement with The Honest Company whereas "Honest" shall purchase the Company's products to be combined with Honest products and be sold and distributed by Honest as Gift Sets.

Licensing
The Company entered into a licensing agreement with Disney Consumer Products. The license agreement required minimum guarantee which is currently $78,249, and minimum royalty obligations based on the net selling price of the licensed products. Company partnered with Ginsey Industries and rolled its licensing agreement under its new partner.

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Units
The ownership percentages of the members are as follows:

Member's Name	Ownership Percentage
Ray Philllips	81.29%
Alvin Uy	18.71%

NOTE 6 – RELATED PARTY TRANSACTIONS
The Company has secured debt from related parties in the amount of $291,538 with 8% interested as of Dec 31, 2018.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through August 28, 2019.

<u>Conversion to C Corporation</u>
On April 10, 2019 Phillips Entertainment Group LLC, converted to Phillips Entertainment Group Inc., dba SoapSox. The company is authorized to issue 1,000,000 shares of common stock at no par value. As of August 28, 2019, the company 825,714 shares of common stock have been issued and outstanding.

On May 8, 2019, the company issued an additional SAFE note in the amount of $12,000 from a certain investor.

On May 20, 2019, the company issued an additional SAFE note in the amount of $15,000 from a certain investor.

On July 24, the entered a contract with marketing firm "Quantasy" for 2% equity for their marketing services.

There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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SoapSox

Next generation of washcloths for kids.





⊘ **Website**   📍 Los Angeles, CA   CONSUMER PRODUCTS

SoapSox® the next generation of washcloths for kids. A collection of adorable characters making bathing fun for kids, and easy for parents. Simply "feed" liquid soap to your favorite animal. Built in finger pockets facilitate hygiene through play.

$0.00 raised ⓘ

0	92
Investors	Days Left

$7.75	$6.2M
Price per Share	Valuation

Equity	$240.25
Offering Type	Min. Investment

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates⁰   Comments   ♡ Follow

Reasons to Invest

- Over $3.3M in lifetime sales and on track to double last years sales with over $400k in profit

- 75% of customers come back and buy another SoapSox

- Current distribution to Walmart, QVC, Buy Buy Baby, Target, and 3,000 specialty stores through an exclusive agreement with Ginsey Home Solutions, along with partnerships with the Honest Company


SoapSox
SoapSox

OUR STORY

A simple idea that changed a child's life forever

When Ray Phillips worked as a Program Director for a residential treatment facility for children who have experienced trauma, Ray found that the most difficult time of the day was bath time. Children would *argue, cry,* and even attempt to *hide* to avoid taking a bath.

After staff at the agency struggled with one child who could not part with his stuffed animal to bathe, Ray came up with the idea of taking another stuffed animal and modifying it to hold soap. After giving the child the modified stuffed animal, the child took a bath without issue and unknowingly SoapSox® was born.

Ray quickly recognized the same dilemma surrounding bath time in homes and was shocked to find no such product on the market. Thus begun the exciting rise of **SoapSox®.**

THE PROBLEM

Every parent knows the **struggles of bath time...**

The most difficult time of the day for a parent is bath time -- kids can be scared or reluctant to bathe; and while some kids love the water, they don't want to wash themselves. There are bath toys that incentivize kids to get in the tub, but they have no functionality and often only act as a distraction rather than a method of

have no functionality and often only act as a distraction rather than a method of helping clean. And worse, in a matter of days or weeks, these bath toys grow mold. There isn't anything on the market that provides a fun, functional and safe way to help kids bathe.


SOAPSOX

THE SOLUTION

The next generation of **washcloths for kids**

Founder, Ray Phillips, came up with SoapSox® as a way to make bath time more fun for kids and easier for parents. SoapSox® is specifically designed to hold soap in a cavity in the center of each cute, fun character. Kids can "feed" SoapSox® liquid or bar soap during bath time, which helps facilitate hygiene through play. SoapSox® are designed with built-in finger pockets for better scrubbing and are machine washable and dryer safe, ensuring bath time is a breeze from beginning to end.

SoapSox® is an authentic product story differentiating us from the competition. We connect emotionally with parents by creating products that encourage bonding and lifetime habits. SoapSox was conceived to help create a safe space for kids. When shopping for products, 50% of millennial parents say they try to buy products that support a good cause.

Sources: Millennial Marketing





Wanted by the both the Sharks and Disney

From a $1M buyout offering from the sharks on Shark Tank to a licensing agreement with Disney® and partnership with the Honest Co, we have quickly become a household brand in this massive industry. In 2014, we received **numerous offers on NBC's Shark Tank**, starting with Damon John and followed by **Lori Grenier and Robert Herjevec who offered a $1M buyout**.

 

107% projected year over year growth, **and profitable!**

NBC's Shark Tank thrust us in the spotlight, and we have been able to capitalize on it ever since:

- Over $3.3M in lifetime sales

- On track to double last years sales with over $400k in profit
- Over 686k customers from all over the world
- 75% of customers come back and buy *another* SoapSox

Not to mention some incredible retail parters like **Amazon**, **Walmart**, **QVC**, and **The Honest Company**

Following our Shark Tank success in 2016, we signed a Disney® licensing agreement and secured distribution to QVC®, Buy Buy Baby, Target and **3,000 specialty stores** through our exclusive US distribution agreement with Ginsey Home Solutions. Quickly, we expanded distribution partners to **Amazon and Walmart**, dramatically widening our market and in 2018, we formed a **partnership with the Honest Company** to bundle SoapSox® with bath soaps.



Everything you need for some good, clean fun from Honest and SoapSox®



And it's not just "The Sharks" who love us

With have an average rating of 4.2 stars on Amazon and a majority 5 star rating, **75% of customers** come back and buy another Soapsox after their purchase. But it's really our customers who help us realize we are more than on to something...

Thank you so much for your product

My little guy has muscular dystrophy and sensory processing disorder and when we touch him he feels pain. This is the **first happy bath we've had in so long!** I'm in tears (happily) that he isn't crying and in pain.

Nicole S. ★★★★★

We've loved them both

This is our *second* SoapSox, and we've loved them both. A great product with great design options. When my daughter is old enough to use one **I'll be getting one for her, as well.**

Gina V. ★★★★★

Toddler Approved!

Saw this on Shark Tank and bought it. My friends are saying that she loves it and how it *used* to be impossible to wash her and now it's **super easy**. Plus it's super cute

★★★★★ Ellie K.

Featured in some of the largest publications

THE VIEW · SHARK TANK · QVC · People





WHAT WE DO

Washcloths that kids love, and parents appreciate even more

SoapSox®, which at times we affectionately call "fun"ctional plush toys, are unique. The adorable, eye-catching designs are coupled with a technology that is distinct, yet simple and engaging for kids. The toys have thoughtful details like heart-shaped pupils and subtle smiles. Characters have memorable names like Taylor the Turtle or Harper the Hippo and come equipped with stories to engage with children's imagination. Our characters actually float in the water like the animal would itself. **SoapSox® are unlike any other washcloth you have ever purchased.**



Your kid's washcloth
Our washcloth







SoapSox Who Knew Getting Clean Could Be So Fun!

THE MARKET

$4.9B+ in the "Plush", baby care and toddler products alone

SoapSox® products uniquely straddle two major industries in the global and US Market: Toys and Baby Care. U.S. consumers **spent a record $4.98 billion** on Plush, Baby/Toddler/Preschool, and Baby Care products in 2018. According to Toy Association's 2019 Trend Spotting, infusing popular licensed properties in all types of innovative products has helped licensing make up nearly 30 percent of all U.S. toy sales. **We are universal.** Our customers are the **39.9 million parents and 69.9 million grandparents buying gifts for 19.9 million children** ages 0-4 in the U.S. Our current market adoption of SoapSox® aligns with what the data suggests in regards to growth opportunities.

Sources: Forbes, NPD, License Global

Market Validation

19.9
Million +

Children 0-4 in the U.S.

$4.68
Billion +

Spent on plush, baby/toddler/preschool toys in the U.S. in 2017

$300
Million

Spent on Baby bath personal product in 2017

*source: 2016 NPD/ICTI Global Toy Market Report.
https://www.toy-icti.org/news/toysalesglobally.html
https://www.grandviewresearch.com/industry-analysis/baby-products-market

---

THE BUSINESS MODEL

Licensing allows us to continue to scale with exciting new products

with exciting new products

With **patented products,** we are able to scale this company to a number of new industries and brands. Because of our myriad partnerships, we are able to create SoapSox® versions of the most popular branded characters in the market today. Soon through our licensing partnership with Ginsey Home Solutions, we are planning to introducing Sesame Street, Paw Patrol, and more of your favorite characters.



Paw Patrol: The $300M TV juggernaut

We are excited to announce that in February 2020, Walmart will begin selling custom Paw Patrol SoapSox. One of the most popular kids show in the world, it is responsible for over **$300M in annual toy sales** *alone* (source).



THE VISION

Satisfying the global demand for baby care products, already in 10+ countries

With established partnerships like Nordstrom, BuyBuy Baby, Target, Walmart, Amazon, and QVC, we have already begun expanding internationally into ten different countries. These sales exist domestically in both brick and mortar locations as well as a booming online presence. This is particularly significant in the large grandparent market who tend to spend **3.5 times more online than they would in a store.** Our licensed characters have helped secure sales -- in children brand loyalty begins as early as age 2, and by age 3, American children make specific requests for brand-name products. By age 4, children are ready to make their own (parent-financed) purchases.


Market Adoption (Current)
RETAILERS
• Walmart
• Target
• QVC
• Bed Bath & Beyond
• Amazon
• BuyBuy Baby
• Nordstrom
• HEB
• Burlington
• SpartanNash
INTERNATIONAL DIST.
• Canada
• UK
• Germany
• China
• Australia
• UAE
• Japan
• Taiwan
PARTNERSHIPS
• The Honest Co.
• Ginsey Industries Inc. (Paw Patrol, Sesame Street, Peppa Pig)

HOW WE ARE DIFFERENT

Patents and partnerships allow us to continue innovating

Unlike any competitor in the market, SoapSox® is positioned to cross several categories in the toy industry including infant/toddler/preschool toys, plush, bath. **We set ourselves apart through our innovation.** We boast a wide array and ever-expanding list of licensed characters with patented sound technology and

quality construction. Our patented "feeding" feature engages kids and the anti-microbial material and ability to machine wash is a joy to parents. We are utility patented in the USA, Canada, and EU, design patented and trademarked in China. On top of all of that, we sell SoapSox® at an extremely affordable price point, starting at just $9.99.

Dino Sounders: Bringing washcloths to life.

We have **washable speaker technology** that allows our characters to emit sounds. Imagine dinosaurs roaring, cars revving, and tug boat horns blaring during your kid's bath time adventures. We also have many new characters in development with recognizable and friendly faces that will excite children all over the world.





OUR TEAM

We're just two dads making a splash

After witnessing a distraught child who refused to bathe, Ray and his staff noticed that the child wouldn't part with his plush toy. It was in that moment that Ray had an aha moment. He modified the plush toy to hold soap and the child never had a problem with bath time again. Seeing the relief and joy across the child's face was an unforgettable moment for Ray and his staff. When he discovered that there wasn't a product like it on the market, he started SoapSox®. Through friends, Ray met Creative Director Alvin Uy and over the next two years, they developed SoapSox®. After a successful Kickstarter Campaign in 2013, SoapSox® was introduced to the world.

WHY INVEST

SoapSox® is more than a washcloth...

We think SoapSox® is a smart investment not only because of the unique competitive advantages, growing retail presence, exciting partnerships, or the substantial growth opportunity, but also because of our mission to create a safe space for kids. Since SoapSox® was created in the halls of a facility that helped protect children, we've committed ourselves to this cause and aim to provide greater support to organizations that help to provide safe places for children. Our ultimate goal is to establish SoapSox® as an industry leader, while advancing our agenda to remove the statute of limitations on crimes against children nationally. Join us and together let's see the waves that we can make.









More than a washcloth...
SoapSox



Oct. 2013 — Our Company Launches on Kickstarter

SoapSox successfully funds on Kickstarter reaching $52,000 in 30days, surpassing its $45,000 goal.







June 2014 — JPMA Innovation Award

SoapSox was awarded the JPMA Innovation award in the category of Play & Entertainment.

Oct 2014 — SoapSox appears on Shark Tank

SoapSox received an equity offer for 33% from Damon, as well as a $1 million dollar buyout offer from Lori and Robert. Both offers were ultimately declined









March 2015 — Design and Utility Patents issued.

SoapSox receives both Design and Utility Patents.









Jan 2016 — SoapSox Partners with Disney

SoapSox establishes a strategic licensing deal with Disney to create your favorite Disney characters with a splash of innovation.

February 2017 — Giving Back to kids.

Not content with success alone, Ray wanted to give back to Hillsides. He reached out to Youth Moving On program for transition-aged youth, and offered internships to youth involved with the program.

Aug 2018 — SoapSox Partners with The Honest Company

SoapSox and The Honest partner to create the perfect combination of Honest soaps and body wash with SoapSox.

Oct 2018 — New Retail Partnerships

We are expanding our partnerships to include Walmart, Amazon and others.

June 2019 — Launched on StartEngine

Now YOU can own a part of our company!

October 2019 — SoapSox Sounders are coming!

We are excited to launch our newest additions to the SoapSox family! (ANTICIPATED)









January 2020 — Sesame Street SoapSox

We are gearing up to launch Sesame Street SoapSox which we believe will be a game changer in the market place. (ANTICIPATED)

April 2020 — Exploring opportunities

We are exploring opportunities with Zero Gravity to facilitate the creation of an animated series around SoapSox characters in the future. (ANTICIPATED)

Press

People | Inc. | YAHOO! FINANCE | Fatherly | SHARK TANK | Hillsides

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Meet Our Team



Ray Phillips

CEO and Director

Prior to launching SoapSox, Ray previously worked as Program Director for a residential treatment facility for children for 16 years. Ray provided mental health services to child and adolescent populations specializing in behavior and crisis management, program development and implementation. Has a BA in Psychology from University of California, Riverside.





Alvin Uy

Vice President and
Creative Director

Co-Founder & CEO of Insight Creative Group, 18 years experience specializing in product development, ideation, and graphic design.



Quantasy

Marketing

Quantasy is a creative services agency that creates brand experiences that occur at the intersection of entertainment, advertising, technology and culture. We deliver premium

interactive and social content for clients in the automotive, entertainment, not-for-profit and financial sectors. The agency has expertise across branded content and entertainment, social media, web analytics, emerging platforms, millennial marketing and more.



Offering Summary

Company :	Phillips Entertainment Group Inc.
Corporate Address :	1480 Colorado Blvd, Los Angeles, CA 90041
Offering Minimum :	$9,997.50
Offering Maximum :	$106,996.50
Minimum Investment Amount (per investor) :	$240.25

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	1,290
Maximum Number of Shares Offered :	13,806
Price per Share :	$7.75
Pre-Money Valuation :	$6,200,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Perks* and Investment Bonuses

Early Bird

First 7 days - 10% bonus shares

Next 14 days - 5% bonus shares

Volume

$500+ (VIP Owners - 10% lifetime discount on purchases online + 2 SoapSox)

$1,000+ (Above + 20% lifetime discount on purchases online + SoapSox Exclusive Owner Gift set + 5% bonus shares)

$3,000+ (Above + 25% lifetime discount on purchases online + new product releases annually + 5%

$5,000+ (All of the above + 30% lifetime discount on purchases online + 3 person gifting program + 10% bonus shares)

$20,000+ (Above + 20% bonus shares + design and naming of new character)

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Phillips Entertainment Group Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 10 shares of common stock at $7.75 / share, you will receive 11 Common Stock shares, meaning you'll own 11 shares for $77.50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not

the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Ray Phillips:

Hi, my name is Ray Phillips from Eager Rock, California. Founder and CEO of SoapSox.

Alvin Uy:

And I am Alvin Uy, co founder and creative director at Soap Sox. We are just a couple of ordinary dads who came up with an extraordinary way to making bath tub fun again for you and your little guy.

Ray Phillips:

We here at Soap Sox are excited to bring you our new line of adorable children's bath aids. Sure to add fun to your child's bathing experience. Our story began as a novel idea to solve a problem parents have struggled with for generations. How do I get my child to take a bath without a struggle, screaming, or crying?

Ray Phillips:

Well, we think we've created the answer.

Alvin Uy:

What we've done is turn a cute and cuddle plush toy into a bath aid by simple replacing its stuffing with antimicrobial sponge and replacing it's outer material with terry cloth. What we've came up with is a washcloth alternative that is both functional and fun for you and your kids.

Ray Phillips:

Each Soap Sax character has a patented, fun, and uniquely designed entry for its soap pocket. Soap Sox allows you to simply fill a character with your favorite soap, add water, and scrub. Finger pockets are conveniently built into each character for better handling and extra scrubbing power.

Ray Phillips:

While your child is entertained by the character's vibrant colors, textures, and functionality, he

or she is also getting clean. What are the one thing parents hate with plastic bath aids? Soap residue, build up, after a bath or two simply toss Soap Sox into the laundry. Soap Sox not only provides a function but also an opportunity to build on play skills and bond with your child.

Ray Phillips:

Soap Sox can also be whatever you need it to be. Soothing for a child scared to bathe, or a fun addition to your child who loves the water.

Ray Phillips:

Okay cut, I cant' feel my legs anymore. Oh my goodness.

Alvin Uy:

Who's idea was this anyway?

Ray Phillips:

This was your idea, I gotta get out. Oh, I really can't feel my legs.

Alvin Uy:

Yeah, let's just do the rest outside.

Ray Phillips:

Oh my God, I'm too old for this.

SoapSox bathscrub

The next generation of washcloth for kids

Here's how it works

Terry Cloth Exterior

Built-in finger pockets

With Antibacterial spounge

Built-in Soap Pocket

Feed it liquid or bar soap

Add water and lather

Use as a washcloth

Optional Hang-drying cord

Machine washable

Dries quickly in the dryer

SoapSox bathscrub

The next generation of washcloth for kids

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.